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[redacted]

13012572

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICBA Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

775 Ridge Lake Boulevard
(No. and Street)

Memphis (City) TN (State) 38120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICIA HOPKINS 202-659-8111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

3957 WESTERRE PARKWAY, SUITE 220 (Address) RICHMOND (City) VA (State) 23233 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
3/1/13

OATH OR AFFIRMATION

I, JIM REBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICBA SECURITIES CORPORATION, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Jim Reber
Signature

President
Title

Margaret Tinney
Notary Public

MARGARET TINNEY NOTARY PUBLIC REG. #7097014 MY COMMISSION EXPIRES 6/30/2015 COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1-2
FINANCIAL STATEMENTS	
Statements of Financial Condition	3
Notes to Financial Statements	4-7

PBMares SM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ICBA Securities Corporation
Memphis, Tennessee

We have audited the accompanying statement of financial condition of ICBA Securities Corporation (the Company) as of December 31, 2012, that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of ICBA Securities Corporation as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Other Matters

The financial statements as of December 31, 2011, were audited by Witt Mares, PLC, who merged with PBGH, LLP as of January 1, 2013 to form PBMares, LLP, and whose report dated February 15, 2012 expressed an unmodified opinion on those statements.

PBMares, LLP

Richmond, Virginia
February 18, 2013

FINANCIAL STATEMENTS

ICBA SECURITIES CORPORATION
Statements of Financial Condition
December 31, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ **717,063**	$ 1,001,595
Receivables from clearing broker-dealer:		
Trading income	**330,981**	334,938
Program reimbursements	**184,165**	94,169
Income tax receivable from parent	**29,822**	29,301
Prepaid expenses and other assets	**2,188**	4,116
Total assets	$ **1,264,219**	$ 1,464,119
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Trade payable	$ **54,585**	$ 51,980
Compensation payable	**101,708**	222,947
Due to related parties	**127,800**	143,347
Accrued expenses	**16,000**	16,600
Royalties payable:		
State independent banker associations	**525,277**	619,423
ICBA	**41,595**	93,674
Total liabilities	**866,965**	1,147,971
Stockholder's equity		
Common stock, no par value; 100 shares authorized and issued	**70,000**	70,000
Additional paid-in capital	**65,000**	65,000
Retained earnings	**262,254**	181,148
Total stockholder's equity	**397,254**	316,148
Total liabilities and stockholder's equity	$ **1,264,219**	$ 1,464,119

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

ICBA Securities Corporation (the Company) is a wholly owned subsidiary of ICBA Services Network, Inc. (ISN), which is a wholly owned subsidiary of ICBA Consolidated Holdings, LLC, which is a wholly owned subsidiary of Independent Community Bankers of America (ICBA), a not-for-profit trade association serving member financial institutions throughout the United States.

The primary business of the Company is the sale of securities as a nonclearing broker-dealer to customers throughout the United States. The Company utilizes Vining Sparks, IBG, L.P. as its clearing broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA, formerly NASD) and the Municipal Securities Rulemaking Board (MSRB).

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company will clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Under the terms of the agreement with the clearing broker-dealer, the clearing broker-dealer has agreed to reimburse the Company for certain program expenses, including, but not limited to, compensation of employees and general and administrative expenses. Reimbursements of approximately $1,934,000 and $1,894,000 are reflected in the financial statements as a reduction of expenses for the years ended December 31, 2012 and 2011, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

For purposes of reporting the statements of cash flows, cash and cash equivalents include cash on hand and due from banks. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced any losses in such accounts.

Revenue Recognition and Receivables

The Company receives a percentage of commissions earned on customers' securities transactions. Securities transactions are recorded on a settlement-date basis. Generally accepted accounting principles require the use of trade date accounting. Accordingly, the Company has adjusted to this method at year end. Receivables represent amounts due from clearing broker-dealer agents. The Company uses the direct write-off method to account for bad debts.

Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to the tax authority are recognized on the financial statements of the parent company, who is the taxpayer for income tax purposes. The member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amount that would be reported if the Company was separately filing its tax return. The result of this allocation is reported on the accompanying statements of income as "federal and state income taxes." In addition, the Company files its state income tax return on a separate basis.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of this guidance to its financial statements. The Company is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax positions as of December 31, 2012 or 2011. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state or local tax authorities for years before 2009.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Fair Value of Financial Instruments and Fair Value Measurements

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. The carrying amounts reported in the statements of financial position for cash and cash equivalents, receivables, and payables approximate their face values due to the short maturities of these instruments. The Company does not have any instruments measured at fair value on a recurring or non-recurring basis.

NOTE 2. RELATED-PARTY TRANSACTIONS

In connection with an administrative services agreement, ISN charges the Company for certain administrative expenses paid for by ISN, which totaled $471,300 and $222,600 for the years ended December 31, 2012 and 2011, respectively. In addition, ISN and ICBA periodically pay other direct expenses which are charged back to the Company.

The Company also pays royalties to ICBA for use of its logo and name in marketing. The royalty is based on a percentage of operating income, subject to certain adjustments. As of January 1, 2012, the royalties agreement was renegotiated, and the royalty percentage was lowered. The amounts charged to expense totaled $340,769 and $961,308 for the years ended December 31, 2012 and 2011, respectively.

The Company periodically settles with affiliates. The unpaid amount due to affiliates under these agreements represents "due to related parties" in the statements of financial condition.

NOTE 3. ROYALTIES – STATE INDEPENDENT BANKER ASSOCIATIONS

The Company pays the various supporting state independent banker associations a royalty for their endorsement of the Company's services. This royalty is based on a percentage of operating income, subject to certain adjustments, and is paid semiannually. The amounts charged to expense totaled $1,125,315 and $1,108,504 for the years ended December 31, 2012 and 2011, respectively.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital ratio, net capital and excess net capital were as follows:

Net capital ratio		4.788 to 1
Net capital	$	181,079
Excess net capital	$	123,281

NOTE 5. SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to the statement of financial condition date of December 31, 2012 through February 18, 2013, which is the date these financial statements were available to be issued. The Company has determined there are no subsequent events that require disclosure in the financial statements.

PBMares[SM]

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
ICBA Securities Corporation
Memphis, TN 38120

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by ICBA Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ICBA Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ICBA Securities Corporation's management is responsible for ICBA Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules, commission statements and other supporting documentation, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, Form X-17A-5, and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Richmond, Virginia
February 18, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040867 FINRA DEC
ICBA SECURITIES 16*16
ATTN DEIDRE TUTOR
775 RIDGE LAKE BLVD STE 200
MEMPHIS TN 38120-9462

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Harold Gladney (901) 762-5309

2. A. General Assessment (item 2e from page 2) $ 7,317

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,848)

July 30, 2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 3,469

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,469

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,469

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ICBA SECURITIES CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February , 2013 .

Harold Gladney, Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2012
and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,926,821
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 2,926,821
2e. General Assessment @ .0025	$ 7,317 (to page 1, line 2.A.)